

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Mr. Hans Boge
President
Klondike Star Mineral Corporation
Box 20116
1031 – Ten Mile Road
Whitehorse, Yukon Y1A 7A2 Canada

>   **Re: Form 8-K, Item 4.01**
>   **Filed September 17, 2007**
>   **File No. 0-30965**

Dear Mr. Boge:

We have reviewed your Form 8-K filed September 17, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 17, 2007

1.   Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your Form 8-K accordingly.

2.   Please amend your Form 8-K to include a letter from the former accountants addressing your original and revised disclosures. The letter from the former accountant should be filed as an Exhibit 16.

Closing Comments

        Please file your amendment via EDGAR in response to these comments within 5 business days of the date of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3489 if you have any questions.

                                                Sincerely,

                                                Brad Skinner
                                                Senior Assistant Chief Accountant